Exhibit 99.2

DADA AUTO INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Dada Auto Inc.

Opinion on the Financial Statements

We have audited the accompanying combined statements of financial position of Dada Auto Inc. (the “Company”) and its subsidiaries combined (the “Group”) as of December 31, 2021 and 2020, and the related combined statements of loss and other comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2021 and 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 and 2020, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the combined financial statements that was communicated or required to be communicated to the board of directors and that: (1) relates to accounts or disclosures that are material to the combined financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition of revenue generated from online platform

The Group’s revenue was significantly contributed from an online platform of electrical vehicles charging solutions for mobility connectivity services to charging station operators, charging stations and charging piles and connects them to end-users. We identified the revenue recognition from online platform as a critical audit matter due to its significance to the combined financial statements. The recognition of such revenue is highly dependent on data flow accuracy of and the IT controls over the online platform.

The Group’s revenue generated from online platform is recognized when or as the control of the goods or services is transferred to a customer. The accounting policy for revenue recognition and related performance obligations are disclosed in Note 2.14 and Note 14 to the combined financial statements, respectively.

How the Critical Audit Matter Was Addressed in the Audit:

Our procedures in relation to the recognition of revenue generated from online platform included:

•	We have evaluated the appropriateness of the revenue recognition policies as adopted by the management;

•

We have obtained an understanding of and assessing the design, implementation and operating effectiveness of key internal control including the information technology general control (“ITGC”) and the information technology activity control (“ITAC”) which govern such revenue recognition to ensure input and output information were properly recorded;

•	We have performed ITGC audit procedures on the Company’s IT system and the online platform to ensure that the database is reliable;

•	We have engaged IT specialists to assist us in testing the data flow accuracy and the calculation logic relevant to the recognition of revenue;

•	We have performed audit procedures that included, among others, testing the clerical accuracy and consistency with IFRS of the accounting model developed by the Company to recognize revenue;

•	We have tested the payment receipts against third-party payments platforms and instruments such as Alipay and WeChat.

Based on the procedures performed, we found that the Group’s revenue recognition was supported by the evidence obtained.

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.

We have served as the Company’s auditor since 2022

Hong Kong, China

May 30, 2022

PCAOB ID : 2769

DADA AUTO INC.

COMBINED STATEMENTS OF FINANCIAL POSITION

			As of December 31,
	Note		2020		2021
			RMB’000		RMB’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5		3,665		8,726
Trade receivables	6		—		740
Prepayments, other receivables and other assets	7		44,693		117,498

Total current assets			48,358		126,964

Non-current assets
Right-of-use assets	9		19,237		20,554
Financial asset at fair value through profit or loss	10		—		5,000
Property, plant and equipment	11		—		548
Deferred tax assets	18	(b)	9		337

Total non-current assets			19,246		26,439

Total assets			67,604		153,403

LIABILITIES AND EQUITY
Current liabilities
Current lease liabilities	9		4,216		8,061
Trade payables			—		437
Other payables and accruals	12		39,234		107,440

Total current liabilities			43,450		115,938

Non-current liabilities
Non-current lease liabilities	9		14,390		12,396

Total non-current liabilities			14,390		12,396

Total liabilities			57,840		128,334

EQUITY
Combined capital	13		—	*	—	*
Additional paid in capital	13		147,986		415,601
Accumulated losses			(138,222)		(390,532)

Total equity			9,764		25,069

Total equity and liabilities			67,604		153,403

The accompanying notes are an integral part of these combined financial statements.

*	Representing amount less than RMB1,000.

DADA AUTO INC.

COMBINED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

		Year ended December 31,
	Note	2020	2021
		RMB’000	RMB’000
Revenues, gross	14	37,206	160,916
Online EV Charging Solutions		36,498	153,246
Offline EV Charging Solutions		565	7,060
Non-Charging Solutions and Other Services		143	610
Incentive to end-users		(31,374)	(143,142)

Revenues, net		5,832	17,774
Other losses, net	15	(19)	(1,402)

Operating costs
Cost of revenues	16	(8,625)	(18,863)
Selling and marketing expenses	16	(47,214)	(183,165)
Administrative expenses	16	(11,755)	(28,458)
Research and development expenses	16	(20,448)	(37,158)

Total operating costs		(88,042)	(267,644)

Operating loss		(82,229)	(251,272)
Finance income/(costs), net	17	89	(640)

Net loss before income tax		(82,140)	(251,912)
Income tax expenses	18	(42)	(398)

Net loss		(82,182)	(252,310)

Net loss attributable to:
Equity holders of the Company		(82,182)	(252,310)

		(82,182)	(252,310)

Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company	19
(Expressed in RMB per share)
Basic loss per share		55,906	50,462
Diluted loss per share		55,906	50,462
Net loss		(82,182)	(252,310)

Total comprehensive loss		(82,182)	(252,310)
Total comprehensive loss attributable to:
Equity holders of the Company		(82,182)	(252,310)

		(82,182)	(252,310)

The accompanying notes are an integral part of these combined financial statements.

DADA AUTO INC.

COMBINED STATEMENTS OF CHANGES IN EQUITY

	Note	Combined capital		Additional paid- in capital	Accumulated losses	Total
		RMB’000		RMB’000	RMB’000	RMB’000

Balance at January 1, 2020		—	*	79,286	(56,040)	23,246

Comprehensive loss
Loss for the year		—		—	(82,182)	(82,182)

Total comprehensive loss for the year		—		—	(82,182)	(82,182)

Transactions with equity holders:
Issuance of ordinary shares		—	*	—	—	—
Contribution from a shareholder	13	—		68,700	—	68,700

Balance at December 31, 2020 and January 1, 2021		—	*	147,986	(138,222)	9,764

Comprehensive loss
Loss for the year		—		—	(252,310)	(252,310)

Total comprehensive loss for the year		—		—	(252,310)	(252,310)

Transactions with equity holders:
Contribution from a shareholder	13	—		267,615	—	267,615

Balance at December 31, 2021		—	*	415,601	(390,532)	25,069

The accompanying notes are an integral part of these combined financial statements.

*	Representing amount less than RMB1,000.

DADA AUTO INC.

COMBINED STATEMENTS OF CASH FLOWS

			Year ended December 31,
	Note		2020	2021
			RMB’000	RMB’000

Cash flows from operating activities
Cash used in operations	20(a	)	(63,297)	(250,153)
Interest received			283	118

Net cash used in operating activities			(63,014)	(250,035)

Cash flows from investing activities
Purchase of property, plant and equipment			—	(606)
Purchase of financial asset at fair value through profit or loss	10		—	(5,000)

Net cash flows used in investing activities			—	(5,606)

Cash flows from financing activities
Interests paid	9		(189)	(767)
Payments of lease liabilities	9		(3,956)	(6,146)
Contribution from a shareholder	13		68,700	267,615

Net cash flows generated from financing activities			64,555	260,702

Net increase in cash and cash equivalents			1,541	5,061
Cash and cash equivalents at the beginning of the financial year			2,124	3,665

Cash and cash equivalents at end of year	5		3,665	8,726

The accompanying notes are an integral part of these combined financial statements.

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.	Corporate information

1.1	General information

Dada Auto Inc. (the “Company”) was incorporated in the Cayman Islands on July 15, 2019 as an exempted company with limited liability.

The Company is a holding company. Since May 2022, upon the Reorganization, the Company and its subsidiaries comprised the Group, see Note 1.2 for details. The Company has not commenced any business or operation till December 31, 2021, since its incorporation other than the Reorganization.

The “Group”, which means (i) prior to the completion of the Reorganization, subsidiaries of Newlinks Technology Limited (“Newlink”) that provided electrical vehicle (“EV”) charging services in China, and (ii) upon and after the completion of the Reorganization, the Company and its subsidiaries that provides the multiple kinds of services to EV charging stations operators (the “Listing Business”).

1.2	History and reorganization of the Group

The EV charging services were launched in 2019 through Chezhubang (Beijing) Technology Co., Ltd. (“Chezhubang Technology”), and its subsidiaries Beijing Chezhubang New Energy Technology Co., Ltd. (“Beijing Chezhubang”) and Kuaidian Power (Beijing) New Energy Technology Co., Ltd. (“Kuaidian Power Beijing”), which were established by Chezhubang Technology in July 2018 and August 2019, respectively. Chezhubang Technology was controlled by Newlink. Kuaidian Power Beijing subsequently acquired Shaanxi Kuaidian Mobility Technology Co., Ltd. (“Shaanxi Kuaidian”) in May 2020. The consideration was immaterial, because no substantial operation was conducted by Shaanxi Kuaidian when acquired.

In July 2019, Dada Auto Inc. was established in the Cayman Islands as the holding company to facilitate the Group’s offshore financing.

In September 2020, Kuaidian Power Beijing established a wholly-owned subsidiary, Zhidian Youtong Technology Co., Ltd. (“Zhidian Youtong”).

In February 2021, Cosmo Light (Beijing) New Energy Technology Co., Ltd. (“Cosmo Light”) was established. In April 2021, Xixian New District Constant Energy Joint New Energy Automobile Co., Ltd. (“XXND Automobile”) and Qingdao Hill Matrix New Energy Technology Co., Ltd. (“QHM New Energy”) were established. Ownership interests in Cosmo Light was held by Shandong Cosmo Light Co., Ltd, and XXND Automobile and QHM New Energy were held by Zhejiang Huzhou Matrix Co., Ltd. In September 2021, Beijing Chezhubang acquired 100% of the ownership interest in Shaanxi Kuaidian.

In early 2022, the Company entered into a series of transactions to restructure its organization and its EV charging service business (the “Reorganization”). In connection with the Reorganization, various intermediate holding companies were established, including Fleetin HK Limited in March 2020. Fleetin HK Limited further established Zhejiang Anji Intelligent Electronics Holding Co., Ltd. (“Anji Zhidian”), a wholly-owned subsidiary in China, in December 2021.

As part of the Reorganization, Anji Zhidian acquired 100% of the ownership interest in Beijing Chezhubang from Chezhubang Technology, and Beijing Chezhubang in turn acquired 100% of the ownership interest in Zhidian Youtong. In conjunction therewith the Company acquired: (a) 100% equity interests in Cosmo Light through Shandong Cosmo Light Limited in March 2022, and (b) 100% equity interests in QHM New Energy through Zhejiang Huzhou Hill Matrix Limited in March 2022, and (c) 80% equity interests in XXND Automobile through Zhejiang Huzhou Hill Matrix Limited in March 2022. Anji Zhidian also acquired 100% of the equity interests in Kuaidian Power Beijing as part of the Reorganization in April 2022.

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.	Corporate information (Continued)

1.3	Subsidiaries

The Company’s major subsidiaries as at December 31, 2021 are set out below. The country of incorporation or registration is also their principal place of business.

Name of entity	Place of incorporated	Date of incorporation/ establishment	Effective interest held upon completion of reorganization	Principal activities

Subsidiaries

Kuaidian Power (Beijing) New Energy Technology Co., Ltd.	Beijing, China	August 20, 2019	100%	Online EV Charging Solutions, Non-Charging Solutions and Other Services

Beijing Chezhubang New Energy Technology Co., Ltd.	Beijing, China	July 18, 2018	100%	Online EV Charging Solutions

Zhidian Youtong Technology Co., Ltd.	Shandong, China	September 27, 2020	100%	Offline EV Charging Solutions

Shaanxi Kuaidian Mobility Technology Co., Ltd.	Shaanxi, China	May 29, 2018	100%	Offline EV Charging Solutions

Qingdao Hill Matrix New Energy Technology Co., Ltd.	Shandong, China	April 26, 2021	100%	Offline EV Charging Solutions

Cosmo Light (Beijing) New Energy Technology Co., Ltd.	Beijing, China	February 22, 2021	100%	Online EV Charging Solutions

1.4	Basis of presentation

Immediately prior to and after the Reorganization, the Listing Business was carried out by Newlinks Technology Limited and its subsidiaries. Pursuant to the Reorganization, the Listing Business is controlled by the Company, through direct equity holding. The Company and those companies newly set up during the Reorganization have not been involved in any other business prior to the Reorganization and their operations do not meet the definition of a business. The Reorganization is merely a reorganization of the Listing Business and does not result in any changes in business substance, nor in any management or owners of the Listing Business. Accordingly, the Group resulting from the Reorganization is regarded as a continuation of the Listing Business and the financial information of the companies now comprising the Group is presented using the carrying value of the Listing Business for all periods presented.

Intercompany transactions, balances and unrealized gains/losses on transactions between companies now comprising the Group are eliminated on combination.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these combined financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The combined financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards(“IFRSs”) as issued by International Accounting Standards Board (“IASB”). The combined financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial asset at fair value through profit or loss which is carried at fair value.

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.1	Basis of preparation (Continued)

The combined financial statements of the Group were authorized for issue in accordance with a resolution of the directors passed on May 30, 2022.

The combined financial statements are prepared on a going concern basis. See Note 2.2 for details.

The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the combined financial statements are disclosed in Note 4.

2.1.1	New and amendments to the accounting standards adopted and recent accounting pronouncements

(a) Amendments to the accounting standards adopted

All effective standards, amendments to standards and interpretations, which are mandatory for the financial year beginning on January 1, 2020, are consistently applied to the Group for the years ended December 31, 2020 and 2021. The adoption of these amendments does not have any significant impact on the combined financial statements of the Group.

(b) New standards and interpretations not yet adopted

Standards, amendments and interpretations that have been issued but not yet effective and not been early adopted by the Group during the years ended December 31, 2020 and 2021 are as follows:

Standards and amendments	Effective for annual periods beginning on or after
IAS 16 (Amendment) ‘Property, plant and equipment – proceeds before intended use’	January 1, 2022
IAS 37 (Amendment) ‘Onerous contracts – cost of fulfilling a contract’	January 1, 2022
IFRS 3 (Amendment) ‘Reference to the conceptual Framework’	January 1, 2022
Annual Improvements to IFRS Standards 2018-2020	January 1, 2022
IFRS 17 Insurance Contracts	January 1, 2023
IFRS 17 (Amendment) Insurance Contracts	January 1, 2023
IAS 1 (Amendment) ‘Classification of liabilities as current or non-current’	January 1, 2023
IAS 1 and IFRS Practice Statement 2 (Amendment) - Disclosure of Accounting Policies	January 1, 2023
IAS 8 (Amendment) - Definition of Accounting Estimates	January 1, 2023
Amendments to IFRS 4 - Extension of the Temporary Exemption from Applying IFRS 9	January 1, 2023
Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction Tax	January 1, 2023
Amendment to IFRS 10 and IAS 28 regarding sales or contribution assets between an investor and its associate or joint venture	To be determined

The Company anticipates that the application of the above new standard, amendments and annual improvements will have no material impact on the Group’s combined financial statements in the foreseeable future.

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.2	Going concern basis

The Group incurred net losses of RMB82.2 million and RMB252.3 million for the years ended December 31, 2020 and 2021, respectively. Net cash used in operating activities was RMB63.0 million, and RMB250.0 million for the years ended December 31, 2020 and 2021, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract additional capital and/or finance funding.

In January 2022, the Group raised funding through issuing convertible redeemable preference shares, with a total cash consideration of US$87.3 million (RMB556.3 million), and the Group expects that its existing cash and cash equivalents will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of issuance of financial statements. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. Based on the above considerations, the Group believes that funds from the equity financing will be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months. The Group’s combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

2.3	Subsidiaries and non-controlling interests

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the combined statements of loss and other comprehensive loss, combined statements of financial position, and combined statements of changes in equity, respectively. During the years ended December 31, 2020 and 2021, the net loss attributable to non-controlling interests were nil, respectively.

Entities acquired under common control or transactions accounted for in a manner similar to a pooling-of-interests (for example, a reorganization of entities under common control) are accounted under the “book value” accounting, where the Company recognizes the assets acquired and liabilities assumed using the book values of the transferor. When the combined financial statements are issued for a period that includes the date the common control transaction occurred, the Company’s combined financial statements of all prior periods are retrospectively revised to the earliest date presented.

2.4	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments and making strategic decisions, has been identified as the Chief Executive Officer of the Group, who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole.

For the purpose of internal reporting and management’s operation review, the CODM and management personnel do not segregate the Group’s business by product or service lines. Hence, the Group has only one operating segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses are incurred in the PRC, no geographical segments are presented.

2.5	Foreign currency translation

(a) Functional and presentation currency

Items included in the financial information of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company and its overseas subsidiaries is USD. The functional currency of subsidiaries in the Group incorporated in the PRC, is the Renminbi (“RMB”). The Group presents its combined financial statements in RMB, unless otherwise stated.

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.5	Foreign currency translation (Continued)

(b) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of reporting period ended.

(ii)

income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	all resulting currency translation differences are recognised in other comprehensive income or loss.

During years ended December 31, 2020 and 2021, there were no translation difference recognized for there was no overseas transactions led to translation differences.

2.6	Property, plant and equipment

All property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses (if any). Historical cost includes expenditures that are directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate their cost amounts, net of their residual values, over their estimated useful lives, as follows:

–	Electronic equipment	5 years

The asset’s residual values and useful lives are reviewed, and adjusted of appropriate at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount, and are recognized in “Other losses, net” in the combined statement of loss and other comprehensive loss. During the years ended December 31, 2020 and 2021, no such disposal occurred.

2.7	Investments and other financial assets

(a) Classification

The Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss), and,

•	those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.7	Investments and other financial assets (Continued)

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income (“OCI”). For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (“FVOCI”).

(b) Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on trade-date, the date on which the Group commits to purchase or sell the asset.

The Group derecognises a financial asset, if the part being considered for derecognition meets one of the following conditions: (i) the contractual rights to receive the cash flows of the financial asset expire; (ii) the contractual rights to receive the cash flows and substantially all the risks and rewards of ownership of the financial asset have been transferred; or (iii) the Group retains the contractual rights to receive the cash flows of the financial asset, but assumes a contractual obligation to pay the cash flows to the eventual recipient in an agreement that meets all the conditions of derecognition of transfer of cash flows (“pass through” requirements) and substantially all the risks and rewards of ownership of the financial asset have been transferred.

Where a transfer of a financial asset in its entirety meets the criteria for derecognition, the difference between the two amounts below is recognised in profit or loss or retained earnings:

•	the carrying amount of the financial asset transferred; and

•	the sum of the consideration received from the transfer and any cumulative gains or losses that has been recognised directly in equity.

(c) Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial asset carried at FVPL are expensed in profit or loss.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial asset at FVPL are recognized in profit or loss and presented within other losses in the statement of loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

(d) Impairment

The Group assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.8	Trade receivables and other receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Majority of other receivables and prepayments are from online EV charging solutions services. They are generally due for settlement within one year (or in the normal operating cycle of the business if longer) and therefore all classified as current.

Trade receivables and other receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The Group holds the trade receivables and other receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. See Note 7 for further information about other receivables and Note 3.1 for a description of the Group’s financial risk.

Impairment on trade receivables and other receivables is measured as either 12-month expected credit losses or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition. If a significant increase in credit risk of a deposit or receivable has occurred since initial recognition, the impairment is measured as lifetime expected credit losses. See Note 3.1 for details.

2.9	Cash and cash equivalents

For the purpose of presentation in the combined statements of cash flows, cash and cash equivalents includes cash on hand, cash at bank, and deposits held at licensed payment platforms that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

2.10	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2.11	Trade and other payables

Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. These amounts are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.12	Current and deferred income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

(a) Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.12	Current and deferred income tax (Continued)

(b) Deferred income tax

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the combined financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

(c) Offsetting

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current income tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(d) Uncertain tax positions

In determining the amount of current and deferred income tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes, interest or penalties may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expense in the period that such a determination is made.

2.13	Employee benefits

(a) Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the statement of financial position.

(b) Post-employment obligations

The Group has a defined contribution plan in which the Group pays fixed contributions to publicly administered pension insurance plans on a mandatory basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expenses when they are due.

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.13	Employee benefits (Continued)

(c) Housing funds, medical insurances and other social insurances

Employees of the Group in the PRC are entitled to participate in various government-supervised housing funds, medical insurances and other social insurances plan. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees, subject to certain ceiling. The Group’s liability in respect of these funds is limited to the contributions payable in each year. Contributions to the housing funds, medical insurances and other social insurances are expensed as incurred.

(d) Bonus plan

The expected cost of bonuses is recognized as a liability when the Group has a present legal or constructive obligation for payment of bonus as a result of services rendered by employees and a reliable estimate of the obligation can be made. Liabilities for bonus plans are expected to be settled within 1 year and are measured at the amounts expected to be paid when they are settled.

2.14	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the sales of goods or services in the ordinary course of the Group’s activities.

When another party is involved in providing goods or services to a customer, the Group determines whether the nature of its promise is a performance obligation to provide the specified goods or services itself (i.e., the Group is a principal) or to arrange for those goods or services to be provided by the other party (i.e., the Group is an agent).

The Group is a principal if it controls the specified goods or services before those goods or services are transferred to a customer.

The Group is an agent if its performance obligation is to arrange for the provision of the specified goods or services by another party. In this case, the Group does not control the specified goods or services provided by another party before those goods or services are transferred to the customer. When the Group acts as an agent, it recognises revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party.

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time.

Control of the goods and services is transferred over time if the Group’s performance:

i.	provides all of the benefits received and consumed simultaneously by the customer;

ii.	creates and enhances an asset that the customer controls as the Group performs; or

iii.	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods or services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.14	Revenue recognition (Continued)

2.14.1 The accounting policy for the Group’s principal revenue sources

Online EV charging solutions

The Group offers effective mobility connectivity services by a platform to connect charging station operators and end-users to facilitate the completion of successful EV charging. The performance obligations for the Group is to present the charging stations and charging piles on the platform, and provide such information for end-users who visit the platform, they could select charging stations and charging piles on their own. Upon the completion of an EV charging order, the Group recognises the service income charged to operators and end-users. The Group provides services to both charging station operators and end-users according to agreements, and the Group performs its obligations for both parties during one transaction, both charging stations and end-users are regarded as the customers of platform services.

The Group has determined that it acts as an agent in the online EV charging solutions services as (i) the Group does not obtain control of the services prior to its transfer to the end-user; (ii) the Group does not direct charging stations to perform the service on the Group’s behalf, (iii) the Group is not primarily responsible for charging services provided to end-users, nor do the Group has inventory risk related to these services, and (iv) the Group facilitates setting the price for charging services, however, charging stations and end-users have the ultimate discretion in accepting the transaction price and this indicator alone does not result in controlling the services provided to end-users.

The Group pays to the charging station operators in advance before the delivery of service and records it as prepayment as it could be returned. In some cases, the Group may settle afterwards and the balance owed to operators is recorded as other payable. Besides that, the Group also provides other online solutions, such as software as a service (“SaaS”) to charging stations to improve the digitalization and the management of them.

Offline EV charging solutions

The Group offers offline services to charging station operators related to their operations, including operation of EV charging station, hardware procurement, electricity procurement.

In case the Group leases certain EV charging stations and operates the EV charging stations on its own discretion, the Group has determined that it acts as a principal in the services as the Group is primarily responsible for providing the EV charging service to EV drivers. The Group provides charging services based on orders from its own platform as well as other third-party’s platforms. Also, the Group has full discretion in establishing service fee rates for the charging services to customers. EV charging fee includes electricity bills and charging service fees. EV charging service fees received/receivable by the Group under such instances are recognised as revenue on a gross basis when the service is rendered. The electricity bills received will be remitted to the electricity providers and are recorded to deduct prepayment to the electricity providers.

For the hardware procurement services, the Group procures charger piles at bulk purchase prices from charger manufacturers and re-sells these charger piles to charging station operators at discounted prices. The Group has the discretion on prices, but the Group does not control the hardware during the transactions since the orders are on demand basis to the charger manufacturers. For the electricity procurement, the Group negotiates with State Grid for favourable prices, and charges charging station operators for a take rate on the procurement value, while the Group does not control the electricity before the service delivered. Therefore, the Group recognizes revenue of hardware procurement and electricity procurement on a net basis upon the completion of the transactions.

Non-charging solutions and other services

The Group provides charging station operators with additional retail services and other amenities and ancillary services. The Group charges commission fees based on the value of the facility and the merchandise supplied to charging station operators. Revenues for such services are recognized when the Group satisfies the performance obligations under the service contracts.

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.14	Revenue recognition (Continued)

2.14.2 Contract balances

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

2.14.3 Incentives

The Group offers discounts and promotions to end-users to encourage use of the platform in online EV charging solutions business. The Group records such incentives to end-users as reduction of revenue, to the extent of the revenue collected from the customers. In certain transactions, the incentives offered to the end-users exceed the revenue generated from the same transaction. The excess payment is presented as selling and marketing expense instead of negative revenue, as the payment does not relate to any other contracts (including past contracts or anticipated future contracts) with the customers.

2.15	Cost of revenue

Cost of revenues mainly consists of value-added tax (“VAT”) surcharges, depreciation of right-of-use assets, payment processing cost, employee benefit expenses and others.

2.16	Selling and marketing expenses

Selling and marketing expenses mainly consist of expenses of certain discounts and promotions to end-users, salaries for sales and marketing personnel, and advertising expenses for branding and acquiring end-users for charging services. Advertising costs are expensed when the service is received.

In connection with the online EV charging solutions, the Group offers discounts and promotions to end-users to encourage use of the platform. Accordingly, the Group records the cost of these discounts and promotions as a reduction of revenue on a transaction-by-transaction basis at the time the transaction is completed. In certain transactions, the incentives offered to the end-users exceed the revenue generated from the customers for the same transaction. The excess part is presented as an expense instead of negative revenue, as it does not relate to any other contracts (including past contracts or anticipated future contracts) with the customers.

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.17	Administrative expenses

Administrative expenses mainly consist of salaries and benefits for management and administrative personnel, rental and related expenses, professional fees and other general corporate expenses.

2.18	Research and development expenses

Research and development expenses mainly consist of salaries and benefits as well as related expenses by research and development team. All research and development costs are expensed as incurred.

2.19	Income tax

Income tax for each year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting year, and any adjustment to tax payable in respect of previous years. Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases.

2.20	Provisions and contingent liabilities

Provisions are recognized for other liabilities of uncertain timing or amount when the Company has a legal or constructive obligation arising as a result of past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of resources will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of resources is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of resources is remote.

2.21	Loss per share

(a) Basic earnings per share

Basic loss per share is calculated by dividing:

•	the loss attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares; and

•	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year/period and excluding treasury shares.

(b) Diluted earnings per share

Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account:

•	the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares; and

•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

2.	Summary of significant accounting policies (Continued)

2.22	Leases

The Group, as a lessee, leases office buildings and charging stations. Lease contracts are typically made for fixed periods of two years to five years. Lease is recognised as a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use by the Group.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the fixed payments (including in-substance fixed payments). Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. The Group uses the incremental borrowing rate, for the implicit rate cannot be readily determined, which is the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use assets in a similar economic environment with similar terms, security and conditions.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liabilities;

•	any lease payments made at or before the commencement date less any lease incentives received;

•	any initial direct costs; and

•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use assets is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and office buildings are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option.

2.23	Finance income/(costs), net

Finance income/(costs), net mainly consists of finance costs related to operating lease, and interest income from bank deposits.

3.	Financial risk management

3.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk, liquidity risk and credit risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out by the senior management of the Group.

(a) Market risk

(i) Foreign exchange risk

Foreign exchange risk primarily arises from recognised assets and liabilities denominated in a currency other than the functional currency of the Group’s subsidiaries. The Group manages its foreign exchange risk by performing regular reviews of the Group’s net foreign exchange exposures and tries to minimize non-functional currency transactions.

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.	Financial risk management (Continued)

3.1	Financial risk factors (Continued)

The Group operates mainly in the PRC with most of the transactions settled in RMB. Management considers that the business is not exposed to significant foreign exchange risk as there are no significant assets or liabilities of the Group are denominated in the currencies other than the respective functional currencies of the Group’s entities.

(b) Liquidity risk

The Group intends to maintain sufficient cash and cash equivalents. Due to the dynamic nature of the underlying business, the policy of the Group is to regularly monitor the Group’s liquidity risk and to maintain adequate liquid assets such as cash and cash equivalents, or to retain adequate financing arrangements to meet the Group’s liquidity requirements.

The Group expects that its existing cash and cash equivalents will be sufficient to fund its operations and meet all of its obligations as they fall due for at least twelve months from the date of issuance of financial statements. The Group raised funding through convertible redeemable preference shares on January 14 and January 26, 2022, with a total cash consideration of US$87.3 million (RMB556.3 million). See Note 2.2 for details related to going concern bases.

The table below analyses the Group’s non-derivative financial liabilities into relevant maturity grouping based on the remaining period at each statement of financial position date to the contractual maturity date. The amounts disclosed in the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Total	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2020
Other payables and accruals (excluding Employee benefit payables and taxes payables)	14,580	—	—	14,580	14,580
Lease liabilities	5,005	4,117	11,321	20,443	18,606

	19,585	4,117	11,321	35,023	33,186

At December 31, 2021
Trade payables	437	—	—	437	437
Other payables and accruals (excluding Employee benefit payables and taxes payables)	52,009	—	—	52,009	52,009
Lease liabilities	8,265	6,191	7,204	21,660	20,457

	60,711	6,191	7,204	74,106	72,903

(c) Credit risk

Credit risk arises from cash and cash equivalents, trade receivables and other receivables. The carrying amount of each class of the above financial asset represents the Group’s maximum exposure to credit risk in relation to the corresponding class of financial asset.

Credit risk is managed on group basis. Finance team is responsible for managing and analysing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered. The Group assesses the credit quality of its customers and other debtors by taking into account various factors including their financial position, past experience and other factors. There is no material balances of trade receivables as of December 31, 2020 and 2021.

Cash and cash equivalents are mainly placed with state-owned financial institutions in the PRC. There has been no recent history of default in relation to these financial institutions.

For other receivables, an impairment analysis is performed at each financial position date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the financial position date about past events, current conditions and forecasts of future economic conditions. For the year ended December 31, 2020 and 2021, expected credit loss on other receivables are RMB 56 thousand and RMB 1.47 million, respectively.

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.	Financial risk management (Continued)

3.2	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long-term.

The Group monitors capital (including share capital, additional paid in capital and other reserves) by regularly reviewing the capital structure. As part of this review, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. In January 2022, the Group raised funding through issuing convertible redeemable preference shares, for a total cash consideration of US$87.3 million (RMB556.3 million). Given to the improvement on net debt position, it is considered that the capital risk of the Group is not significant.

This section sets out an analysis of net debt and the movements in the debt for each of the period presented.

	Year ended December 31,
	2020	2021
	RMB’000	RMB’000
Lease liabilities – repayable within one year	(4,216)	(8,061)
Lease liabilities – repayable after one year	(14,390)	(12,396)
Cash and cash equivalents	3,665	8,726

Net debt	(14,941)	(11,731)

	Cash and cash equivalents	Lease liabilities	Total
	RMB’000	RMB’000	RMB’000

Net debt as at January 1, 2020	2,124	(3,741)	(1,617)

Cash flows	1,541	4,145	5,686
Lease	—	(19,010)	(19,010)

Net debt as at December 31, 2020	3,665	(18,606)	(14,941)

Cash flows	5,061	6,913	11,974
Lease	—	(8,764)	(8,764)

Net debt as at December 31, 2021	8,726	(20,457)	(11,731)

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

3.	Financial risk management (Continued)

3.3	Fair value estimation

The table below analyses the Group’s financial instruments carried at fair value as of each statement of financial position date, by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

(1)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

(2)	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

(3)	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group’s financial instruments that are measured at fair value at each statement of financial position date:

	Level 3	Total
	RMB’000	RMB’000
Recurring fair value measurements
At December 31, 2021
Financial asset at fair value through profit or loss	5,000	5,000

(a) Financial instruments in Level 3

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or investor quotes for similar instruments; and

•	The discounted cash flow model and unobservable inputs mainly including assumptions of expected future cash flows and discount rate; and

•	The latest round financing, i.e. the prior transaction price or the third-party pricing information; and

•	A combination of observable and unobservable inputs, including risk-free rate, expected volatility, discount rate for lack of marketability, market multiples, etc.

Level 3 instrument of the Group’s assets include long-term investments measured at fair value through profit or loss (mainly investments in ordinary shares in unlisted companies with no significant influence) measured at fair value through profit or loss. As the investment is not traded in an active market, its fair value has been determined by using applicable valuation technique, such as market approach.

Details of movements and significant observable inputs used in the level 3 financial instruments are set out in Note 10.

The following table summarizes the quantitative information about the significant unobservable inputs used in recurring level 3 fair value measurements.

	Fair values as of December 31,		Unobservable inputs	Change of inputs at December 31,		Relationship of unobservable inputs to fair value
	2020	2021		2020	2021
Description	RMB’000	RMB’000
Investments in unlisted companies	—	5,000	Expected volatility	—	51%	The higher the expected volatility, the lower the fair value
			Discount for lack of marketability (“DLOM”)	—	19%	The higher the DLOM, the lower the fair value

The carrying amounts of the Group’s financial asset not carrying at fair values, including cash and cash equivalents, trade receivables, other receivables and prepayments, and the Group’s financial liabilities not carrying at fair values, including trade payables, other payables and accruals, approximate their fair values due to their short maturities or the interest rates are close to the market interest rates.

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

4.	Critical accounting estimates and judgements

The preparation of financial statements requires the use of accounting estimates which will seldom equal the actual results. Management needs to exercise judgement in applying the Group’s accounting policies.

Estimates and judgements are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a) Revenue recognition

Determining whether the Group is acting as a principal or as an agent when third-party is involved in the provision of certain services to its customers requires judgement and consideration of all relevant facts and circumstances. In evaluation of the Group’s role as a principal or agent, the Group considers factors to determine whether the Group controls the specified goods or service before it is transferred to the customer include, but are not limited to the following: (a) is primarily responsible for fulfilling the contract, (b) is subject to inventory risk, and (c) has discretion in establishing prices. Refer to Note 2.14 for details.

(b) Estimation of useful lives of property, plant and equipment

The Group determines the useful lives of property, plant and equipment on an annual basis. This requires an estimation of the number of years that future economic benefits can be generated by the property, plant and equipment taking into account the expected changes in the market demand for the products or services output from the property, plant and equipment and the expected actions by competitors or potential competitors.

(c) Deferred tax assets

In determining the recognition of deferred tax assets, the Group considers the realizability of the deferred tax asset on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are more or less than expected, a material recognition or reversal of deferred tax assets may arise, which would be recognized in the combined statement of loss for the period in which such a recognition or reversal takes place.

(d) Measurement of ECL

A number of significant judgements are required in applying the accounting requirements for measuring ECL, such as:

•	Determining criteria for significant increase in credit risk;

•	Selecting appropriate models and assumptions for the measurement of ECL;

•	Establishing the relative probability weightings of forward-looking scenarios.

Significant increase in credit risk

ECL of different financial assets is measured by the Group on either a 12-month or lifetime basis depending on whether they are in Stage 1, 2 or 3. At each financial position date, the ECL of financial instruments at different stages are measured respectively. 12-month ECL is recognised for financial instruments in Stage 1 which don’t have a significant increase in credit risk since initial recognition; lifetime ECL is recognised for financial instruments in Stage 2 which have had a significant increase in credit risk since initial recognition but are not deemed to be credit-impaired; and lifetime ECL is recognised for financial instruments in Stage 3 that are credit-impaired. A financial asset moves to Stage 2 when its credit risk has increased significantly since initial recognition, and it comes to Stage 3 when it is credit-impaired (but it is not purchased original credit impaired). In assessing whether the credit risk of a financial asset has significantly increased, the Group takes into account qualitative and quantitative reasonable and supportable forward-looking information with significant judgements involved. There is no movement of financial assets among Stage 1, 2 and 3 for the years ended December 31, 2020 and 2021.

Impairment assessment under ECL for accounts receivable and other receivables.

The Group uses a provision matrix to calculate ECL for the accounts receivable and other receivables. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the financial position date about past events, current conditions and forecasts of future economic conditions.

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

4.	Critical accounting estimates and judgements (Continued)

(d) Measurement of ECL (Continued)

At every financial position date, the historical observed default rates are reassessed and changes in the forward-looking information is considered. In addition, accounts receivable with significant balances and credit impaired are assessed for ECL individually.

The provision of ECL is sensitive to changes in estimates. The information about the ECL is disclosed in note 3.1(c).

(i) Inputs, assumptions and estimation techniques

ECL is the discounted product of expected future cash flows by using the Probability of Default (“PD”), Loss Given Default (“LGD”) and Exposure at Default (“EAD”), of which PD and LGD are estimates based on significant management judgement.

(ii) Forward-looking information

In measuring ECL in accordance with IFRS 9, it should consider forward-looking information. The calculation of ECL incorporates forward-looking information through the use of publicly available economic data and forecasts based on assumptions and management judgement to reflect the qualitative factors and through the use of multiple probability weighted scenarios.

(e) Determining the lease term

The lease liability is initially recognised at the present value of the lease payments payable over the lease term. In determining the lease term at the commencement date for leases that include renewal options exercisable by the Group, the Group evaluates the likelihood of exercising the renewal options taking into account all relevant facts and circumstances that create an economic incentive for the Group to exercise the option, including favorable terms, leasehold improvements undertaken and the importance of that underlying asset to the Group’s operation. The lease term is reassessed when there is a significant event or significant change in circumstance that is within the Group’s control. Any increase or decrease in the lease term would affect the amount of lease liabilities and right-of-use assets recognised in future years.

5.	Cash and cash equivalents

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Cash at bank	1,210	3,971
Deposits held at licensed payment platforms	2,455	4,755

	3,665	8,726

As at December 31, 2020 and 2021, the Group’s cash and cash equivalents were denominated in RMB.

6.	Trade receivables

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Trade receivables	—	740
Provision on Impairment	—	—

	—	740

The following is an aged analysis of trade receivables presented based on the invoice date at the end of each reporting period, which approximated the respective revenue recognition dates.

	As of December 31,
	2020	2021
	RMB’000	RMB’000
0 – 90 days	—	727
91 – 180 days	—	13

	—	740

The Group uses a provision matrix to calculate ECL for the accounts receivable that result from transactions within the scope of IFRS 15. The provision rates are based on debtor’s aging as groupings of various debtors that have similar loss patterns. The provision matrix is based on the Group’s historical default rates taking into consideration forward-looking information that is reasonable and supportable and available without undue costs and effort. During the reporting period, there is no such impairment recognized.

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

7.	Prepayments, other receivables and other assets

The detail information of prepayments, other receivables and other assets for the years ended December 31, 2020 and 2021 is as below:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Receivables for pile sales	2,783	36,113
Prepayments to charging stations	19,833	31,930
VAT recoverable	16,080	30,455
Prepayment for rental, facility and utilities	—	5,797
Prepayments for charging piles procurement	1,951	5,186
Receivables from other platforms	2,437	3,102
Prepayments for miscellaneous	293	2,250
Employee advances	654	1,507
Deposits	300	1,462
Others	418	1,168

Less: credit loss allowances	(56)	(1,472)

	44,693	117,498

8.	Financial instruments by category

The detail information of financial instruments by category during the years ended December 31, 2020 and 2021 is as below:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Assets as per statement of financial position
Financial asset measured at fair value through profit or loss:
—Financial asset at fair value through profit or loss	—	5,000

	—	5,000

Financial asset measured at amortized costs:
Financial asset
—Trade receivables	—	740
—Other receivables, prepayments and deposits (excluding prepayments to suppliers and prepaid expenses).	22,616	71,897
—Cash and cash equivalents	3,665	8,726

Total	26,281	86,363

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Liabilities as per statement of financial position
Financial liabilities measured at amortized cost:
— Trade payables	—	437
— Other payables and accruals (excluding employee benefit payables and taxes payables)	14,580	52,009
— Lease liabilities	18,606	20,457

Total	33,186	72,903

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

9.	Leases

The carrying amounts of right-of-use assets are as below:

	Office buildings	Charging stations	Total
	RMB’000	RMB’000	RMB’000

Year ended December 31, 2020
Opening net book amount	3,955	—	3,955
Additions	18,822	—	18,822
Depreciation charge	(3,540)	—	(3,540)

Closing net book amount	19,237	—	19,237

As of December 31, 2020
Cost	25,313	—	25,313
Accumulated depreciation	(6,076)	—	(6,076)

Net book value	19,237	—	19,237

Year ended December 31, 2021
Opening net book amount	19,237	—	19,237
Additions	—	8,014	8,014
Depreciation charge	(4,723)	(1,974)	(6,697)

Closing net book amount	14,514	6,040	20,554

As of December 31, 2021
Cost	25,313	8,014	33,327
Accumulated depreciation	(10,799)	(1,974)	(12,773)

Net book value	14,514	6,040	20,554

Additions to the right-of-use assets for the years ended December 31, 2020 and 2021 were RMB18.8 million, and RMB8.0 million, respectively.

(a) Items recognized in the combined statements of financial position

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Right-of-use assets
Office buildings	19,237	14,514
Charging stations	—	6,040

	19,237	20,554

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Lease liabilities
Current	4,216	8,061
Non-current	14,390	12,396

	18,606	20,457

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

9.	Leases (Continued)

(b) Items recognized in the combined statements of loss and other comprehensive loss

The combined statements of loss and other comprehensive loss shows the following amounts relating to leases:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Depreciation charge of right-of-use assets
Office buildings	3,540	4,723
Charging stations	—	1,974
Interest expense (included in finance cost)	189	748
Expense relating to short-term leases not included in lease liabilities (included in cost of revenues, selling and marketing expenses, administrative expenses and research and development expenses)	—	4,421

	3,729	11,866

The total cash outflows in financing activities for leases during the years ended December 31, 2020 and 2021 are as below:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Principal elements of lease payments	3,956	6,146
Related interest paid	189	767

	4,145	6,913

The weighted average incremental borrowing rate applied to the lease liabilities was 3.85% per annum during the years ended December 31, 2020 and 2021.

10.	Financial asset at fair value through profit or loss

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Investment(a)	—	5,000

As of December 31, 2021, all of financial investments at fair value through profit or loss was denominated in RMB.

(a) Investment

The Group invested in an investee company in the form of ordinary shares without significant influence, which is managed on fair value. For the major assumptions used in the valuation for the investment, please refer to Note 3.3.

	As of December 31,
	2020	2021
	RMB’000	RMB’000
At the beginning of the year	—	—
Additions (Note i)	—	5,000

At the end of the year	—	5,000

(i)	During the year ended December 31, 2021, the Group invested in a company engaging in EV charging hardware and technology industry for RMB5.0 million, and there is no fair value change within the year.

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

11.	Property, plant and equipment

Electronic equipment
RMB’000
Cost
As of January 1, 2020 and 2021	—
Additions	606

As of December, 31, 2021	606

Accumulated depreciation
As of January 1, 2020 and 2021	—
Depreciation Charge	58

As of December, 31, 2021	58

Carrying value
As of December 31, 2020	—

As of December 31, 2021	548

12.	Other payables and accruals

	As of December 31,
	2020	2021
	RMB’000	RMB’000
VAT payable	19,546	41,111
Advances from transacting users	8,387	22,433
Payables to charging stations	3,836	12,657
Accrued expenses	775	10,605
Employee benefit payables	3,744	9,784
Payables for charging piles procurement	484	3,618
Income tax payable	51	777
Others	2,411	6,455

	39,234	107,440

13.	Combined capital and additional paid in capital

	Number of ordinary shares	Nominal value of ordinary shares		Combined capital	Additional paid-in capital	Total
		USD		RMB	RMB’000	RMB’000
At January 1, 2020 (note i)	1,000	—	*	1	79,286	79,286
Issuance of ordinary shares (note ii)	4,000	—	*	3	—	—	**
Contribution of a shareholder (note iii)	—	—		—	68,700	68,700

At December 31, 2020	5,000	1		4	147,986	147,986

At January 1, 2021	5,000	1		4	147,986	147,986
Contribution of a shareholder	—	—		—	267,615	267,615

At December 31, 2021	5,000	1		4	415,601	415,601

All issued shares are fully paid as at December 31, 2020 and 2021.

*	Representing amount less than US$1.00.

**	Representing amount less than RMB1,000.

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

13.	Combined capital and additional paid in capital (Continued)

Notes:

On January 13, 2022, pursuant to shareholders’ resolution, each existing issued and unissued share of US$0.001 each in the share capital of the Company were subdivided into 10 shares of US$0.0001 each (“Share Subdivision”).

(i) In July 2019, 100 ordinary shares (1,000 ordinary shares in reflection of Share Subdivision) of the Company were allotted and issued to shareholders.

(ii) On November 19, 2020, 400 ordinary shares (4,000 ordinary shares in reflection of Share Subdivision) of the Company were allotted and issued to Newlink Technology Limited.

(iii) A shareholder offered financial support during years ended December 31, 2020 and 2021.

14.	Revenues

	Year ended December 31,
	2020	2021
	RMB’000	RMB’000
Revenue, gross	37,206	160,916
Revenue from Online EV Charging Solutions	36,498	153,246
Revenue from Offline EV Charging Solutions	565	7,060
Revenue from Non-Charging Solutions and Other Services	143	610
Incentive to end-users	(31,374)	(143,142)

Revenue, net	5,832	17,774

15.	Other losses, net

	Year ended December 31,
	2020	2021
	RMB’000	RMB’000
Credit loss allowances	(56)	(1,416)
Others	37	14

	(19)	(1,402)

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

16.	Operating costs by nature

	Year ended December 31,
	2020	2021
	RMB’000	RMB’000
End-user incentives	24,910	107,360
Employee benefit expenses	40,802	102,703
Promotion and advertising	3,597	10,403
Traveling, entertainment and general office expenses	3,125	8,249
Auditor’s remuneration	—	7,066
VAT surcharges	6,089	6,839
Depreciation of right-of-use assets	3,540	6,697
Rental, facility and utilities	669	4,923
Bandwidth expenses and server custody costs	2,707	4,794
Payment processing cost	1,691	4,108
Online service costs	538	2,434
Professional service fee	203	1,365
Depreciation of property, plant and equipment	—	58
Others	171	645

Total operating costs	88,042	267,644

17.	Finance income/(costs), net

	Year ended December 31,
	2020	2021
	RMB’000	RMB’000
Interest income from bank deposits	283	118
Interest expense from lease liabilities	(189)	(748)
Bank charges	(5)	(10)

Finance income/(costs), net	89	(640)

18.	Taxation

(a) Income tax expenses

Income tax expense is recognized based on management’s best knowledge of the income tax rates expected for the financial year.

(i) Cayman Islands

The Company is incorporated as an exempted company with limited liability under the Companies Act of the Cayman Islands and is not subject to tax on income or capital gains. Additionally, the Cayman Islands do not impose a withholding tax on payments of dividends to shareholders. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made by or to the Company.

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

18.	Taxation (Continued)

(a) Income tax expenses (Continued)

(ii) Hong Kong Income Tax

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2020 and 2021.

(iii) PRC Enterprise Income Tax (“EIT”)

The income tax provision of the Group in respect of its operations in PRC was subject to statutory tax rate of 25% on the assessable profits for the years ended December 31, 2020 and 2021 based on the existing legislation, interpretation and practices in respect thereof.

(iv) Withholding tax in mainland China (“WHT”)

According to the New Corporate Income Tax Law (“New EIT Law”), beginning January 1, 2008, distribution of profits earned by companies in mainland China since January 1, 2008 to foreign investors is subject to withholding tax of 5% or 10%, depending on the country of incorporation of the foreign investor, upon the distribution of profits to overseas-incorporated immediate holding companies.

The Group does not have any plan in the foreseeable future to require its subsidiaries in mainland China to distribute their retained earnings and intends to retain them to operate and expand its business in mainland China. Accordingly, no deferred income tax liability related to WHT on undistributed earnings was accrued as of the end of each reporting period.

The income tax expenses of the Group during the years ended December 31, 2020 and 2021 are analysed as follows:

	Year ended December 31,
	2020	2021
	RMB’000	RMB’000
Current income tax	51	726
Deferred income tax	(9)	(328)

Total income tax expense	42	398

The tax on the Group’s loss before income tax differs from the theoretical amount that would arise using the statutory tax rate of 25% in mainland China, being the tax rate applicable to the majority of combined entities as follows:

	Year ended December 31,
	2020	2021
	RMB’000	RMB’000
Loss before income tax	(82,140)	(251,912)
Tax calculated at statutory income tax rate of 25% in mainland China	(20,535)	(62,978)
Tax effects of:
— Expenses not deductible for income tax purposes	469	1,069
— Tax losses for which no deferred tax assets were recognized	20,108	64,141
— Utilization of previously unrecognized tax losses	—	(1,834)

	42	398

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

18.	Taxation (Continued)

(b) Deferred income tax

	As of December 31,
	2020	2021
	RMB’000	RMB’000
The deferred tax assets comprise temporary differences attributable to:
Credit loss allowances on financial asset	9	337

Total deferred tax assets	9	337

The recovery of deferred income tax:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Deferred tax assets:
to be recovered after more than 12 months	9	337

	9	337

The movements of deferred income tax assets were as follows:

	Prepayment, other receivables and other assets	Total
	RMB’000	RMB’000
At January 1, 2020	—	—
Credited to income statement	9	9
At December 31, 2020 and January 1, 2021	9	9
Credited to income statement	328	328

At December 31, 2021	337	337

The Group only recognizes deferred income tax assets for credit loss allowances on financial asset if it is probable that future taxable amounts will be available to utilize those credit loss allowances. Management will continue to assess the recognition of deferred income tax assets in future reporting periods. As at December 31, 2020 and 2021, the Group did not recognize deferred income tax assets from tax losses. The key factors which have influenced management in arriving at this evaluation are the fact that the Group has not yet a history of making profits and product development remains at an early stage.

The tax losses carried forward by the Group and their respective expiry dates are as follows:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
2023	34	34
2024	27,025	22,854
2025	61,781	58,165
2026	—	256,618

Total unrecorded tax losses carry forwards	88,840	337,671

As of December 31, 2021, the unrecorded tax losses carried forward increased to RMB337.7 million (2020: RMB88.8 million).

19.	Loss per share

(a) Basic loss per share

Basic loss per share for the years ended December 31, 2020 and 2021 are calculated by dividing the loss attributable to the Company’s equity holders by the weighted average number of ordinary shares in issue during the year.

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

19.	Loss per share (Continued)

(a) Basic loss per share (Continued)

In reflection of the Share Subdivision mentioned in Note 13, the weighted average number of ordinary shares for the purpose of basic and diluted earnings per share for the years ended December 31, 2020 and 2021 has been retrospectively adjusted.

	Year ended December 31,
	2020	2021
Net loss attributable to equity holders of the Company (RMB’000)	82,182	252,310
Weighted average number of ordinary shares in issue	1,470	5,000

Basic loss per share (RMB per share)	55,906	50,462

(b) Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. As of December 31, 2021, there are no diluted shares or potential diluted shares.

20.	Cash flow information

(a) Cash used in operation

	Year ended December 31,
	2020	2021
	RMB’000	RMB’000
Net Loss before income tax	(82,140)	(251,912)
Adjustments for:
Depreciation of property, plant and equipment (Note 16)	—	58
Depreciation of right-of-use assets (Note 16)	3,540	6,697
Credit loss allowances on financial asset (Note 15)	56	1,416
Interest income (Note 17)	(283)	(118)
Interest expense (Note 17)	189	748
Increase in trade receivables	—	(740)
Increase in prepayments, other receivables and other assets	(11,666)	(74,221)
Increase in trade and other payables	27,007	67,919

Cash used in operations	(63,297)	(250,153)

21.	Commitments

(a) Operating lease commitments

Operating lease commitments-as lessee

The future aggregate minimum lease payments under operating leases exempted to be recognized as lease liabilities are as follows:

	Year ended December 31,
	2020	2021
	RMB’000	RMB’000
Within one year	—	7,491

Total	—	7,491

22.	Contingencies

There is no contingencies as at December 31, 2020 and 2021.

23.	Related party transactions

Related parties include members of Board of Directors of the Company and the executive management of the Group. The following transactions were carried out with related parties:

DADA AUTO INC.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

23.	Related party transactions (Continued)

(a)	Key management personal compensation

The following table sets forth information regarding our directors and executive officers for the years ended December 31, 2020 and 2021.

	Year ended December 31,
	2020	2021
	RMB’000	RMB’000
Short-term employee benefits	1,022	2,692

	1,022	2,692

24.	Event occurring after the reporting period

(a)	Option arrangement

On January 13, 2022, the 2022 Share Incentive Plan was approved by board of directors of the Company. According to the Plan, 6,818,182 ordinary shares of the Company are reserved to be issued to officers, directors, employees of the Company or other qualified personnel.

(b)	Raise funding through convertible redeemable preference shares

On January 14 and January 26, 2022, the Company entered into share subscription agreements with 6 shareholders (“Purchasers”), according to which the Company issued 9,923,135 Series A convertible redeemable preference shares (“preferred shares”) with an issuance price of US$8.8 per share, for a total cash consideration of US$87.3 million (RMB556.3 million). The issuance costs for Series A preferred shares were RMB8.6 million. These Purchasers are entitled to redemption rights, conversion rights and liquidation preferential rights and other shareholder rights. The preferred shares shall be redeemable upon events including, but not limited to, that the Company has not achieved a qualified IPO on or before September 30, 2022.

(c)	Plan of Merger

On February 8, 2022, the Company and RISE Education Cayman Ltd (“RISE”), a company established in the Cayman Islands under the laws of Cayman Islands, executed a definitive Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the shareholders of the Company will exchange all of the issued and outstanding share capital of the Company for newly issued shares of RISE on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933 (the “Transaction”). Upon consummation of the Transaction, the Company will become a wholly-owned subsidiary of RISE. On April 29, 2022, RISE’s extraordinary general meeting of shareholders (the “EGM”) was held. At the EGM, the shareholders of RISE approved the transactions contemplated in the Merger Agreement.

(d)	Data Striping

In early 2022, the Group entered into a series of transactions to restructure its organization and its EV charging service business. As part of the restructuring, the ownership of mobile application and mini-program (the “Platforms”) which connect EV drivers with charging stations and charging piles, as well as the rights to access and use certain data generated by or in the possession of the Platforms, have been transferred to a third party service provider.